**JCI (London) Limited**



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989



PECD/JAK

15 December 2006





Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sirs



**SABMiller plc**
**Issuer No. 82-4938**
**Information Submitted Pursuant to Rule 12g3-2(b)**
**SUPPLEMENTARY INFORMATION**

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **SABMiller plc – Interim Report to 30 September 2006 – 09 November 2006**
2. **SABMiller Tender Offer for voting shares in subsidiaries in Peru – 10 November 2006**
3. **SABMiller plc – Interim Dividend Currency Conversion – South African Rands – 17 November 2006**
4. **SABMiller plc – Interim Dividend Currency Conversion – Sterling – 05 December 2006**
5. **SABMiller joint venture makes China acquisitions in Shanxi province and Innter Mongolia – 15 December 2006**



Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

RECEIVED
2007 FEB 19 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:9626N
SABMiller PLC
15 December 2006

15 December 2006

SABMiller joint venture makes China acquisitions in Shanxi province and Inner Mongolia

China Resources Snow Breweries Limited ("CR Snow"), SABMiller's joint venture in China with China Resources Enterprise, Limited ("CRE"), has announced that it has agreed to acquire the brewing assets of Shanxi Yueshan Brewery Company Limited ("Yueshan Brewery") for a cash consideration of US$17.7 million. In addition, CR Snow will acquire the brewing assets of the Inner Mongolia Mengyuan Fine Wine & Brewery Company Limited ("Mengyuan Brewery") for a consideration of US$4.7 million, the first move by an international brewer into this region.

The Shanxi province is located in the northern part of China, and to the east of the Yellow River with a population of about 34 million inhabitants. The Inner Mongolian autonomous region borders the Shanxi Province and is the third largest region among Chinese provinces and autonomous regions (over 1.1 million square kilometres) with a population of 24 million people. Despite a relatively low population level, Inner Mongolia has a favorable beer market as beer consumption per capita is high and the population is relatively concentrated in its major cities.

At present, CR Snow does not have a plant in either area, though 34,000 hectolitres and 119,000 hectolitres of SNOW were sold in the two regions in calendar year 2005. In the first half of 2006, these sales volumes have grown strongly, reflecting the rising demand for the SNOW brand across these areas. CR Snow will commence production of SNOW as soon as practicable following completion of the acquisitions.

Mr. Andre Parker, Managing Director of SABMiller Africa & Asia, said; "These acquisitions represent a natural progression for us, as we look to develop our current footprint across the northern and north-eastern regions. Both breweries are in markets that we currently sell into and not only offer an attractive growth opportunity at justifiable costs, but also will enhance the potential for the national roll-out of "SNOW" in China."

Mr. Mark Chen, Managing Director of CRE said; "This signifies the expansion of our existing beer production network along the coastal line and Yangtze River into the neighbouring areas, attributed to the rapid development of "SNOW" as a national brand. As the standard of living and consumption power grow in these areas, rising demand for higher quality beer is anticipated, providing excellent opportunities for CR Snow."

The Yueshan Brewery is conveniently located at Jinzhong, which is approximately 17 kilometers from the capital city, Taiyuan. In 2005, 600,000 hectolitres of beer was sold through the brewery which equated to a market share of approximately 30% in Jinzhong and 20% in Taiyuan. The total investment cost in the Yueshan Brewery is expected to be around US$29.1 million, which includes an additional investment of US$11.4 million to be installed in two phases. An initial amount of US$2.5 million will be spent on technology upgrades to existing facilities in order to align with production requirements for SNOW. Subsequently, the remaining US$8.9 million will be invested in 2008 to upgrade the production capacity from 1.5 million to 2.5 million hectolitres of beer.

The Mengyuan Brewery is strategically located in the north-eastern city of Ulanhot, providing a platform for entering into both the southern and northern cities of the Inner Mongolia autonomous region. A targeted level of investment of US$2.5 million will increase production capacity from 500,000 to 600,000 hectolitres. Total sales volume of the Mengyuan Brewery in 2005 amounted to

around 140,000 hectolitres.

Ends

Notes to editors

About China Resources Snow Breweries Limited

China Resources Snow Breweries Limited was established in 1993 and became a joint venture with SABMiller plc in 1994. The company is engaged in the production, sales and marketing of beer and beverages in China. Its shareholders are China Resources Enterprise, Limited and SABMiller Asia Limited, a subsidiary of SABMiller plc. China Resources Enterprise, Limited has a 51% interest in China Resources Snow Breweries Limited while SABMiller Asia Limited holds the remaining 49% interest. It operates more than 40 breweries in the Chinese Mainland with a total sales volume of about 39.5 million hectolitres in 2005.

About SABMiller plc

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$15,307 million in revenues and profit before tax of US$2,453 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

About China Resources Enterprise, Limited

China Resources Enterprise, Limited is listed on the Hong Kong Stock Exchange and is also traded on SEAQ International of the London Stock Exchange. It is one of the constituent stocks of the Hang Seng Index in Hong Kong. The Group focuses on the consumer businesses in both the Chinese Mainland and Hong Kong, with core activities being retail, beverage, food processing and distribution, textile and property investment.

This announcement is available on www.sabmiller.com

Enquiries:


| SABMiller plc | | Tel: +44 20 7659 0100 |
|---|---|---|
| Sue Clark | Director of Corporate Affairs | Tel: +44 20 7659 0184 |
| Gary Leibowitz | Senior Vice President, Investor Relations | Tel: +44 20 7659 0119 |
| Sophie Brand | Acting Media Relations Manager | Tel: +44 20 7659 0172 |

performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.



END
ACQUSURRNARUAUA

RNS Number:2360N
SABMiller PLC
05 December 2006

SABMILLER PLC

INTERIM DIVIDEND

CURRENCY CONVERSION - STERLING

5 December 2006

In its Interim Results announcement for the six months ended 30 September 2006, published on 9 November 2006, SABMiller plc announced that the exchange rates to be used to determine the Sterling and Rand equivalent of the interim dividend of 14 US cents per share would be calculated using the exchange rates prevailing on 16 November 2006 for the Rand equivalent and 4 December 2006 for the Sterling equivalent.

On 17 November 2006, the Company announced that the rate of exchange determined for converting to South African Rands was R:US$ = 7.14510, resulting in an equivalent interim dividend of 100.03140 SA cents per share.

The rate of exchange determined on 4 December 2006 for converting to Sterling is US$:£ = 1.9789, resulting in an equivalent interim dividend of 7.07464 UK pence per share.

The interim dividend will be payable on 22 December 2006 to all shareholders registered on the London or Johannesburg registers on 1 December 2006. The ex-dividend trading dates were 29 November 2006 on the London Stock Exchange (LSE) and 27 November 2006 on the Johannesburg Stock Exchange (JSE) Limited.

John Davidson
Company Secretary



END

DIVUSSARNBRURUA

**REG-SABMiller PLC Dividend Currency Conversion**
Released: 17/11/2006

RNS Number:2530M
SABMiller PLC
17 November 2006

SABMILLER PLC

INTERIM DIVIDEND

CURRENCY CONVERSION - SOUTH AFRICAN RANDS

17 November 2006

In its Interim Results announcement for the six months ended 30 September 2006, published on 9 November 2006, SABMiller plc announced that the exchange rate to be used to determine the Sterling and Rand equivalent of the interim dividend of 14 US cents per share would be calculated using the exchange rates prevailing on 16 November 2006 for the Rand equivalent and 4 December 2006 for the Sterling equivalent.

The rate of exchange determined on 16 November 2006 is $:R = 7.14510 resulting in an equivalent interim dividend of 100.03140 SA cents per share.

The dividend will be payable on 22 December 2006 to all shareholders registered on the London and Johannesburg registers on 1 December 2006. The ex-dividend trading dates will be 29 November 2006 on the London Stock Exchange and 27 November 2006 on the JSE Limited. The Sterling exchange rate will be announced on 5 December 2006.

From the close of business on 16 November 2006 until the close of business on 1 December 2006, no transfers between the London and Johannesburg Registers will be permitted and from the close of business on 24 November 2006 until the close of business on 1 December 2006, no shares may be dematerialised or rematerialised.

J Davidson

Group Company Secretary & General Counsel



END
MSCUBVWRNARAARA

RNS Number:8687L
SABMiller PLC
10 November 2006

Ref 55/2006

10 November2006

SABMILLER TENDER OFFERS FOR VOTING SHARES IN SUBSIDIARIES IN PERU

SABMiller announces today that it is making simultaneous tender offers ("offers") on the Lima Stock Exchange for all the voting shares which it does not already own in its listed Peruvian subsidiaries, UCP Backus y Johnston S.A.A. ("UCP Backus y Johnston"), Cerveceria San Juan S.A.A., Compania Cervecera del Sur del Peru S.A.A., Industrias del Envase S.A., Inmobiliaria Pariachi S.A. and Vidrios Planos del Peru S.A. (the "Companies"). The offer period commenced on 9 November 2006 and will close on 6 December 2006.

The offers are being made in cash, at valuations per share determined independently in accordance with the rules of the Lima Stock Exchange. The total cash consideration payable by SABMiller if all six offers are accepted in full will be approximately US$45million.

SABMiller has an effective economic interest of approximately 93.7% in UCP Backus y Johnston, 75.7% in Cerveceria San Juan S.A.A., 84.5% in Compania Cervecera del Sur del Peru S.A.A., 77% in Industrias del Envase S.A., 80.4% in Inmobiliaria Pariachi S.A. and 98.7% in Vidrios Planos del Peru S.A.

UCP Backus y Johnston is Peru's largest brewer. Its leading brands include Cristal and Cusquena.

Ends

Notes to editors:

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$15,307 million in revenues and profit before tax of US$2,453 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement can be found on www.sabmiller.com

High resolution brand images are available for the media to view and download free of charge from www.vismedia.co.uk.

Enquiries:

| | | |
|---|---|---|
| SABMiller plc | | Tel: +44 20 7659 0100 |
| Sue Clark | Director of Corporate Affairs | Tel: +44 20 7659 0184 |
| Rachel Kentleton | Senior Investor Relations Manager | Tel: +44 20 7659 0113 |
| Nigel Fairbrass | Head of Media Relations | Tel: +44 7799 894265 |

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.



END
MSCFFWSMSSMSESF

# Interim Report

30 September 2006


SAB
MILLER

# Delivering growth from our global footprint

| | Sept 2006 US$m | Sept 2005 US$m | % change | March 2006 US$m |
|---|---|---|---|---|
| **Revenue**[a] | **9,344** | 7,051 | 33% | 15,307 |
| **EBITA**[b] | **1,781** | 1,264 | 41% | 2,941 |
| **Adjusted profit before tax**[c] | **1,533** | 1,192 | 29% | 2,626 |
| **Profit before tax** | **1,378** | 1,126 | 22% | 2,453 |
| **Adjusted earnings**[d] | **846** | 667 | 27% | 1,497 |
| **Adjusted earnings per share**[d] | | | | |
| – US cents | **56.6** | 52.7 | 7% | 109.1 |
| – UK pence | **30.5** | 28.9 | 6% | 61.0 |
| – SA cents | **385.2** | 340.5 | 13% | 699.2 |
| **Basic earnings per share** (US cents) | **52.9** | 51.3 | 3% | 105.0 |
| **Interim dividend per share** (US cents) | **14.0** | 13.0 | 8% | |
| **Net cash generated from operations** | **2,152** | 1,289 | 67% | 3,291 |

- Group lager volumes up 29% to 117 million hectolitres (hl), organic growth of 9%
- South American volumes exceeding expectations
- Continued strong volume and earnings growth in Europe
- Performance in North America reflects challenging trading conditions
- Excellent volume growth in China and India
- South Africa earnings driven by premium segment growth
- Interim dividend increase of 8%, supported by strong cash flows

(a) Revenue excludes the attributable share of associates' revenue of US$1,052 million (2005: US$850 million).
(b) Note 2 provides a reconciliation of operating profit to EBITA which is defined as operating profit before exceptional items and amortisation of intangible assets (excluding software) but includes the group's share of associates' operating profit, on a similar basis.
(c) Adjusted profit before tax comprises EBITA less net finance costs of US$242 million (2005: US$77 million) and share of associates' net finance costs of US$6 million (2005: US$8 million) adjusted in 2005 for the early redemption penalty in respect of the private placement notes (US$13 million).
(d) A reconciliation of adjusted earnings to the statutory measure of profit attributable to equity shareholders is provided in note 5.

| | 2006 EBITA US$m | Reported growth % | Organic, constant currency growth % |
|---|---|---|---|
| Europe | **485** | 28 | 21 |
| North America | **253** | (12) | (12) |
| Africa and Asia | **240** | 14 | 14 |
| South Africa: Beverages | **411** | 10 | 15 |
| South Africa: Hotels and Gaming | **44** | 16 | 22 |
| Corporate | **(39)** | – | – |
| Sub-total | **1,394** | 13 | 13 |
| Latin America[1] | **387** | n/a | n/a |
| Group | **1,781** | 41 | 13 |

(1) No metrics have been given for Latin America as the inclusion of South America has materially changed the composition of this segment such that growth statistics are not meaningful.

**Statement from Graham Mackay, Chief Executive**

"This good start to the year is a further demonstration of the advantage we enjoy in our access to growth markets and our ability to offer our customers and consumers comprehensive and varied portfolios of unique beer brands.

"The combination of strong volume growth together with good earnings contributions from around the group supports our confidence for the future."

# Chief Executive's review

## Business review

The group has delivered satisfactory growth for the half year on top of the strong performance in the comparable period last year. Our portfolio of developing and developed market businesses, using the strength of our local, regional and international brands, drove organic growth in overall lager volumes of 9% and in EBITA of 13% on a constant currency basis. The group EBITA margin increased to 17.1%, a 110 basis points improvement over the prior period.

Overall, these results continue to demonstrate the group's growth profile and the advantages of our global footprint. Total beverage volumes were up 9% on an organic basis, and 30% above last year on a reported basis at 144 million hectolitres (hl) which includes the first full contribution from our business in South America. Total lager volumes were 117 million hl. We saw particularly strong lager volume growth in Europe, with market share gains in a number of countries buoyed by the World Cup, and in China where our associate, CR Snow, became the country's largest brewer by sales volume in the first half of calendar 2006, and its national brand 'Snow' moved into the top ten beer brands by volume worldwide. In North America Miller Brewing Company has continued to be impacted by competitive pricing conditions and significant increases in commodity and energy prices. In South America our integration activities are proceeding well with volume growth across the four countries running ahead of our initial expectations and we are accelerating our capital investment programme. The current growth rates in South America give us further confidence in the long-term potential of this business.

The strong volume growth, further enhanced by price and mix benefits, has resulted in a good increase in EBITA. In Europe we enjoyed mix gains across much of the division; from Africa and Asia, we saw price improvements in both Angola and Mozambique, and from South Africa we continued to benefit from the consumer shift to premium products.

Reported EBITA of US$1,781 million, up 41%, includes the first full half-year contribution from South America. Weighted average currency rates as a whole were largely stable in the six-month period. On an organic, constant currency basis, EBITA increased by 13%, reflecting strong operating performances including improved pricing and mix, in most of our key markets. Adjusted earnings are up by 27%, to US$846 million, whilst adjusted earnings per share of 56.6 US cents have grown by 7% for the first six months on a reported basis, reflecting the increased number of shares in issue following the transaction in South America during 2005. An interim dividend of 14.0 US cents per share, an 8% increase, will be paid to shareholders on 22 December 2006.

We continue to make progress against our four strategic priorities.

### Creating a business portfolio for growth

Over the period we continued to expand and develop our global footprint to ensure access to markets that will deliver a combination of volume growth and future value. In July, our Chinese associate CR Snow acquired two further breweries in the Zhejiang and Anhui provinces, extending our influence into the major Chinese cities of Shanghai, Hangzhou and Ningbo. In August, we announced the creation of a joint venture with Coca-Cola Amatil in Australia, to market and distribute directly our international premium brands which have a small, but growing presence there.

### Investing in strong local, regional and international brands

We have more beer brands in the world's top 50 than any other brewer. Our ability to create and manage comprehensive brand portfolios in each local market gives our group a unique competitive advantage. During the period we acquired the McKenzie River Corporation's Sparks and Steel Reserve brands in the US and simultaneously agreed a deal with McKenzie River that will give Miller Brewing Company access to McKenzie River's future brand innovation programme. In August we announced the acquisition of the Foster's brand and brewery in India. In South America, our plans to create differentiated positions for all our brands and to upgrade packaging are well advanced, and in the next six to eighteen months we will establish new price frameworks and upgrade sales efforts across the board.

### Driving local performance

We continued to drive superior performance from our existing businesses over the period with notable volume and mix benefits. In Poland, volumes were up 11%, substantially ahead of the market and in the last 12 months we have added a further 1% of market share to 38%. In Russia, volumes of our premium brand portfolio were ahead 25%, almost twice the market growth rate, and our largest brand, Zolotaya Bochka was up 43%. In Mozambique and Tanzania, we have extended our market penetration into rural areas whilst simultaneously driving mix and volume improvements. Our Italian business, Birra Peroni, grew its core brands, Peroni and Nastro Azzurro by 4% and 9% respectively over the period.

### Benefits from global scale

Our ability to source and develop talent at a global level is becoming a key competitive advantage for the group. The SABMiller processes and techniques are being embedded in South America and we are starting to see the benefits in improved performance.

From the beginning of the next calendar year, Miller will begin importing into the US three of our South American brands, namely Cristal, Aguila and Cusquena, which will be targeted at the expanding South American communities. Peroni Nastro Azzurro which grew volumes over the period by 28% in the UK, and 23% in the US, was introduced into Poland in April and into Colombia in September.

### Outlook

The group delivered satisfactory growth in the half year, enhanced by our new businesses in South America. Our global footprint; our brands and our brand portfolios; and our ability to continue to leverage our global scale and to improve productivity, give us confidence that we will continue to make progress.

## Operational review

### Latin America

| Financial summary | Central America Sept 2005 US$m | Organic growth 2006** US$m | South America 2006 US$m | **Latin America Sept 2006 US$m** |
|---|---|---|---|---|
| Group revenue (including share of associates) | 262 | 32 | 1,718 | **2,012** |
| | | 12% | | |
| EBITA* | 32 | 9 | 346 | **387** |
| | | 27% | | |
| EBITA margin (%) | 12.2 | | 20.1 | **19.2** |
| *Sales volumes (hl 000s)* | | | | |
| *– Lager* | *826* | *49* | *15,585* | ***16,460*** |
| | | *6%* | | |
| *– Carbonated soft drinks (CSDs)* | *2,991* | *195* | *1,274* | ***4,460*** |
| | | *7%* | | |
| *– Other beverages* | *1,451* | *139* | *3,680* | ***5,270*** |
| | | *10%* | | |

* In 2006 before exceptional items of US$24 million being integration and restructuring costs in South America.

** Organic growth in the period represents the organic growth for Central America only. There is no currency impact on reported growth in the period under review.

The Latin America segment includes the results of our operations in Central America, as well as those in South America. The completion date for the transaction was 12 October 2005. Accordingly the results for the current half year include a full six months for South America, but the comparative period does not and volume growth is discussed below on a pro forma basis.

The first half of the financial year in **South America** saw strong trading performances in all countries, with total volumes up 11% (lager volumes up 11%) against the prior year. The timing of Easter and brand promotional campaigns capitalising on the World Cup assisted volumes during the first quarter, despite there being a number of 'dry days' in various countries for electoral reasons as well as floods in the greater Bogota area.

Lager volumes in **Colombia** increased by 9%, despite the cycling of double-digit growth in the prior year and an unusual number of 'dry days' where for electoral reasons alcohol sales are banned. Total volumes grew by 10%, aided by economic growth of over 5%, as well as World Cup related marketing initiatives and an upgrade in point of sale activity. Aguila, our flagship brand and the leading brand in Colombia, recorded growth of 10%. In September we launched Peroni Nastro Azzurro – our first international brand to be brought to the region. The coming 18 months will see further development of the brand portfolio, with the renovation of six domestic brands, including the upgrade of both packaging and brand presentation, and the launch of further international and regional brands.

The strong volume growth has accelerated the need for additional capacity, especially in the western parts of Colombia. Accordingly, work has commenced on the construction of a new brewery on the outskirts of Cali, Colombia's third largest city, which should come on stream in late 2007.

During June, the company announced the disposal of its fruit juice business, Productora de Jugos, for a cash consideration of approximately US$55 million. Completion of the sale is still subject to satisfaction of a number of conditions, principally the approval of the Colombian Superintendence of Industry and Commerce in accordance with Colombian merger control regulations.

SABMiller has made a series of offers to purchase the remaining shares of minority shareholders of Bavaria since obtaining control in October 2005 and the group shareholding in Bavaria is now 98% with an effective interest of 97.65%.

Lager volumes in **Peru** grew by 13% during the period driven by favourable economic conditions. GDP growth was 7.25% for the calendar year to 31 August 2006. Volumes have also been stimulated by competitive pricing in the market.

During the first half our market share has remained stable at some 92% despite the competitor expansion of distribution nationwide. Good volume growth was recorded in all regions and particularly in the South where the distribution of our main brand, Cristal, was extended during June. This, together with Cristal's World Cup promotions in the country, has contributed to volume growth of over 30% for the brand.

Barena was launched in September, the first in a planned series of new brand introductions and renovations. We are accelerating investment for additional capacity and plans for our container upgrade programme are well advanced.

During the period under review, SABMiller acquired additional shares in Backus and Johnston, thereby increasing its effective interest to 93.7%.

Our **Ecuador** operations performed strongly, with volume growth of over 16%, driven by the flagship mainstream brand Pilsener, which capitalised on the brand's association with the World Cup. The brand was recently relaunched with enhanced graphics and labelling.

In **Panama** the beer market grew by 5.6%, fuelled by strong GDP growth, with Cervecería Nacional increasing its market share to 84%. Brands Atlas and Balboa have performed well, contributing to total volume growth of 7%. The price on the 285 ml main returnable bottle was increased by 16% in July.

We are entering a period of heightened investment in all our major markets as evidenced by the recent launches in the premium segment of Peroni Nastro Azzurro in Colombia, Barena in Peru and Miller Genuine Draft in Panama and packaging upgrades for domestic brands. Furthermore, exceptional costs of US$24 million have been recorded for integration and restructuring costs in the first half, with the majority of this related to brand portfolio designs and the container upgrade programme.

In **Central America**, both El Salvador and Honduras delivered good volume performances across the range of products. Lager volumes grew by 6% and carbonated soft drink (CSD) volumes improved by 7%. This, with some selected price increases, resulted in organic constant currency EBITA growth of 27%.

## Europe

| **Financial summary** | **Sept 2006 US$m** | Sept 2005 US$m | % |
|---|---|---|---|
| Revenue | **2,279** | 1,905 | 20 |
| EBITA | **485** | 379 | 28 |
| EBITA margin (%) | **21.3** | 19.9 | |
| *Sales volumes (hl 000s)* | | | |
| *– Lager* | ***23,040*** | *20,910* | *10* |
| *– Lager organic* | ***22,757*** | *20,910* | *9* |

Europe again delivered an excellent result with EBITA up 28% (21% in organic constant currency terms). Total volumes were up 10% (9% organic growth) with strong growth in Poland, Russia, Romania and the UK. Premium (worthmore) volumes increased by 13% on an organic basis, assisting revenue per hectolitre to improve. EBITA margin expanded by 140 basis points to 21.3%.

In **Poland**, volumes were up 11% compared to market growth of 7% and our market share has improved by a further 1% over the last 12 months to 38%. Our Tyskie brand, the market leader, returned to growth – up 6%, leveraging its association with the national football team during the World Cup. Our Lech brand grew 7% with new variants making good contributions. In the economy segment the Zubr brand continued its strong performance growing by 23%, and Redds, our flavoured alcoholic beverage, was up 35%. These encouraging trends have also been stimulated by new multipacks in the off-premise trade, and consumer activation programmes in the on-premise trade. In both channels, we have focused on product visibility and availability of chilled product, employing enhanced point of sale equipment.

In the **Czech Republic**, the total beer market grew 1% assisted by World Cup activity, while our volumes were up almost 1%. In line with our strategy to build value share in this market, worthmore volumes were up 3% and Pilsner Urquell grew by 4%, following the introduction in the on-premise of new draft formats. In the off-premise trade, Gambrinus performed well supported by new packaging, including crates, and the introduction of multipacks. Exports to our key market, Germany, were up 37% benefiting from new packaging and an upweighting of the field sales force. Kozel, now produced in three countries, grew by 8% domestically and over 20% regionally.

In **Russia**, industry volumes were up 13%, temporarily boosted by disruption to wine and spirit supplies due to new excise labelling requirements. Our volumes grew 25%, assisted by significant marketing investment. Miller Genuine Draft volumes increased by 14% following the launch of a new half litre bottle and a related marketing campaign. Zolotaya Bochka, our biggest volume brand, performed strongly – up 43%, while Redds, Kozel and Pilsner Urquell all achieved good growth. Our increased sales force, extended cooler programmes and focused trade marketing efforts have all contributed to improved profitability.

In **Italy** the industry grew 2%, notwithstanding the 19% excise increase year on year. Our core brands performed well with Peroni up 4% and Nastro Azzurro growing 9%, while Pilsner Urquell was ahead by over 30%. Total Birra Peroni volumes were level with the prior year's comparable period, despite a 27% decline in private label volumes as a result of our managed exit strategy. Exports showed strong growth with Peroni Nastro Azzurro volumes up 28% in the UK.

In **Romania**, volume was up 13%, against industry growth of 17%. Our business, Ursus Breweries, was capacity constrained during the first quarter but grew volumes by 24% in the second quarter. Our Timisoreana brand grew 27% with the launch of a new mainstream PET pack, and the Ciucas brand was up 22% in the economy segment. The number of on-premise outlets selling our Peroni Nastro Azzurro brand is being expanded and it has recently been launched in the off-premise channel.

In **Hungary**, Dreher's volumes were up 4%, in line with the industry. Revenue per hl was impacted negatively by the inability to pass on fully the 21% effective increase in excise. Recent political instability and the introduction of fiscal austerity measures will impact consumer purchasing power going forward.

In **Slovakia**, our organic volume growth was in line with industry volume growth of 1%. In March 2006 we acquired 48% of Pivovar Topvar A.S., and have since increased our shareholding to 92%.

## North America

| Financial summary | Sept 2006 US$m | Sept 2005 US$m | % |
|---|---|---|---|
| Revenue | **2,632** | 2,651 | (1) |
| EBITA | **253** | 286 | (12) |
| EBITA margin (%) | **9.6** | 10.8 | |
| *Sales volumes (hl 000s)* | | | |
| *– Lager – excluding contract brewing* | ***24,693*** | *25,558* | *(3)* |
| *– contract brewing* | ***5,224*** | *5,506* | *(5)* |
| *– Carbonated soft drinks (CSDs)* | ***49*** | *42* | *17* |
| *Lager – domestic sales to retailers (STRs)* | ***23,177*** | *23,976* | *(3)* |

Miller Brewing Company continued to experience a difficult trading environment due to competitive pricing conditions, market share gains by import and craft beers, and significant increases in commodity input costs. Miller has, however, sustained its marketing investment in major brands and continued to improve its overall organisational capabilities with a specific focus on brand marketing and main retailers.

As reported by the US Beer Institute, beer industry shipments to wholesalers (STWs) grew by 1.4% for the period, but excluding imports, which were up 8.6%, the US domestic industry grew by only 0.3%. Industry shipments to retailers (STR) performance for the same period is believed to have lagged STW growth as unfavourable weather in September resulted in increases in distributor inventories.

On an organic (excluding Sparks and Steel Reserve) comparable trading day basis, Miller's US domestic STRs decreased by 3.6% over the six months while domestic STWs declined by 3.8%. Including Sparks and Steel Reserve volumes, Miller's US domestic STRs decreased 2.6% on a comparable trading day basis (3.4% unadjusted), while actual reported domestic STWs declined 2.9%. Contract brewing volumes were lower by 5%, due primarily to the transfer of the Sparks and Steel Reserve volumes into the Miller system.

Miller Lite volumes recorded a low single-digit decline during the period. Marketing for Miller Lite has been increased with further investment in retail activation programmes. Miller High Life and Milwaukee's Best franchise volumes both declined by mid single-digit levels due to particularly strong competitive pricing pressure in the economy segment, whilst Icehouse volumes were level with the prior period. Miller Genuine Draft volumes continued to decline.

Miller's worthmore brand portfolio grew volumes by 8% which was driven by growth of the Leinenkugel's franchise, following the successful launch of the Sunset Wheat variant, as well as continued rapid growth of Peroni Nastro Azzurro.

Total revenue declined by 1% compared with the prior period, to US$2,632 million. US domestic revenue excluding contract brewing also declined by 1% as higher front-line pricing and lower price promotions were offset by lower domestic volumes. Miller recorded firmer pricing across its portfolio than the other major domestic brewers.

EBITA for the period, of US$253 million, was 12% lower than the prior year's US$286 million, mainly as a result of higher input costs of aluminium, glass and energy. Marketing expenditure was approximately level compared to the comparable period of the prior year.

Miller continues to focus efforts behind its flagship Miller Lite brand, while improving the performance of other key brands to protect Miller's share of key industry segments. Miller is also reshaping its brand portfolio to capitalise on growth areas of the beer industry, including low-calorie, caffeinated, craft and import beers. In August, Miller completed the purchase of the Sparks and Steel Reserve brands from McKenzie River, adding two brands to the portfolio that are experiencing double-digit growth rates and offer significant expansion opportunities through main retailers. In September, Miller announced the geographic expansion of the Leinenkugel's range to six additional markets across the US. The distribution and marketing of Peroni Nastro Azzurro is expanding the brand across key US cities, and Miller recently announced an increased focus on marketing and selling the Polish Tyskie brand as well as the importation of three of SABMiller's Latin American brands into the US.

Profitability in the second half of the year will be affected by the ongoing competitive conditions, growth in import and craft beers, consumer-facing marketing investment behind Miller Lite, and high levels of commodity and energy prices.

# Africa and Asia

| Financial summary | Sept 2006 US$m | Sept 2005 US$m | % |
|---|---|---|---|
| Group revenue (including share of associates) | **1,356** | 1,065 | 27 |
| EBITA | **240** | 209 | 14 |
| EBITA margin (%) | **17.7** | 19.7 | |
| *Sales volumes (hl 000s)** | | | |
| *– Lager* | ***40,854*** | *31,156* | *31* |
| *– Lager organic* | ***38,724*** | *31,156* | *24* |
| *– Carbonated soft drinks (CSDs)* | ***2,030*** | *1,939* | *5* |
| *– Other beverages* | ***8,010*** | *7,142* | *12* |

* Castel volumes of 7,563 hl 000s (2005: 6,826 hl 000s) lager, 4,693 hl 000s (2005: 4,382 hl 000s) CSDs, and 1,966 hl 000s (2005: 1,740 hl 000s) other beverages are not included.

Africa and Asia growth momentum continued in the period under review, with lager volume growth of 31% (organic growth of 24%) and reported EBITA growth of 14%, despite currency weakness in some of our countries. Geographic EBITA mix in Africa, combined with faster growth in Asia, resulted in a lower EBITA margin for the region.

**Africa**
Africa delivered a strong half-year performance. Total Africa lager volumes (excluding Zimbabwe) were up 6%, driven by good performances from Mozambique, Uganda, Tanzania and Ghana. Our total CSD volumes grew by 24% (excluding Zimbabwe) as a result of both industry and market share growth in Angola. EBITA improved on prior year, despite the expected decline in EBITA in Botswana and rising input costs across Africa, particularly fuel costs.

In **Mozambique**, volume growth trends benefited from ongoing economic growth and increased distribution with volumes advancing 10% over the prior period.

**Uganda** recorded volume growth of 19% for the half year, with the Eagle brands continuing to perform well, despite an increase in excise tax for sorghum beers in June 2006. Our mainstream brands, Nile Special and Club, showed renewed growth while Chairman's ESB benefited from exports to neighbouring countries.

**Tanzania** recovered from a slow start due to a longer than usual rainy season in the first quarter to record volume growth of 5%, and benefited from a strong agricultural sector in the second quarter. Among the core brands, Castle was a strong contributor to growth, up 10%. However, increasing inflation and input cost pressures including rising fuel prices hindered EBITA margin development.

In **Zambia** volume growth was 5% for lager and 3% for CSDs. The roll-out of the Eagle brand in Zambia has been successful, with its share of total volumes more than doubling to 15%.

Conditions in **Botswana** remained difficult; with volumes of both lager and soft drinks down by 13%. Consumer spending has not yet recovered from the impact of the Pula devaluations in the prior years. Rising commodity input prices have been exacerbated by exchange rate impacts.

In **Ghana** volumes grew by 35% driven by the recently launched Stone Extra Strong Lager brand.

Our CSD businesses in **Angola** produced an excellent performance, with consumer demand stimulated by improved availability and extended pack offerings, resulting in market share gains and volume growth of 43%.

Our associate **Castel** grew total lager beer volumes by 11% and CSDs by 7%.

**Asia**
The excellent growth trend from our Asian businesses continued in the first half and EBITA for the region grew strongly despite the inclusion of start-up costs in Vietnam.

Volume growth in **China** of 32% (organic growth of 27%) was well in excess of industry growth, and was spread across all regions. During the period CR Snow became China's largest brewer by volume and Snow is now acknowledged as the top selling beer brand in the country. Significant marketing, distribution and capital investments continue to be made behind the Snow brand. The volume growth and shift in mix towards Snow enhanced profitability, notwithstanding the costs of integration of recent acquisitions and start-up losses from our two new greenfield sites.

**India** experienced strong growth in volumes of over 40%, on a pro forma basis for the first six months. The business has benefited from strong demand in Andhra Pradesh and deregulation of markets in the Northern region. On 12 September 2006 we acquired the Foster's brand and business in India. Foster's has a strong position in the mild lager segment and complements our existing brand portfolio.

In **Vietnam** our greenfield brewery (in a joint venture with Vinamilk) is on target to commence operations early in the new calendar year. In **Australia** the group signed an agreement with Coca-Cola Amatil to market our international worthmore brands, and the venture is expected to be operational in mid November 2006.

## South Africa: Beverages

| Financial summary | Sept 2006 US$m | Sept 2005 US$m | % |
|---|---|---|---|
| Group revenue (including share of associates) | **1,950** | 1,864 | 5 |
| EBITA | **411** | 375 | 10 |
| EBITA margin (%) | **21.1** | 20.1 | |
| *Sales volumes (hl 000s)* | | | |
| *– Lager* | ***12,237*** | *12,153* | *1* |
| *– Soft drinks* | ***6,505*** | *6,414* | *1* |
| *– Carbonated soft drinks (CSDs)* | ***6,080*** | *6,091* | *–* |
| *– Other beverages* | ***425*** | *323* | *32* |

Both beer and soft drinks delivered further volume growth in the six-month period to September despite facing challenging comparatives in CSDs. Growth was assisted by an Easter trading period in the current year, a continuation of the strong trends in our premium beer brands and growth in our non-carbonated alternative soft drinks.

The growth rate of the South African economy continued over the last six months despite higher international crude oil prices and rising domestic interest rates. Household disposable income was buoyed by rising employment and wage levels as well as some tax relief for individuals. Consumption by households rose in line, led by higher purchases of durable and semi-durable goods. This was accompanied by higher debt levels which, in a rising local interest rate environment, may dampen volume growth going forward.

Lager volumes grew by 1% driven by strong performances by our premium and fruit alcoholic beverage (FAB) portfolios. Castle Lite, Miller Genuine Draft, Peroni Nastro Azzurro and Amstel were again the biggest contributors to the growth in the premium category with all these brands delivering double digit growth. The introduction of a bulk returnable pack in our Brutal Fruit product range in the previous financial year continued to benefit these brands.

Product and pack innovation continue. In October a new apple-flavoured premium FAB, Sarita, was launched, presented in a flint bottle with an easy-to-open rip tab crown, a first for South African consumers. Our Redd's brand has new, contemporary, pressure sensitive labels on both packs. These upgrades leverage the investment in new labelling capability initiated last year. We have also introduced a new 330ml returnable bottle for our mainstream lager beer.

Good progress was made in expanding direct distribution of both beer and soft drinks. The beer customer base increased by 8% and soft drink's growth in direct store delivery customers was almost 5%.

Total soft drink beverage volumes grew by over 1%, led by strong growth in alternative beverages, particularly by water (Valpre and Bon Aqua) and energy drink (Power Play) portfolios. CSD volume growth was level with the previous year's volumes which had grown 10% over the comparable period due to an unusually warm winter season.

Revenue growth of 5% was driven by increased sales volumes, selective price increases in lager and soft drink products and continuing growth of premium products. Tight cost control and favourable raw material hedging positions assisted EBITA to grow 10%, notwithstanding increased distribution costs to enable greater market penetration.

The completion of the liquor industry charter, in line with the BEE (Broad Based Black Economic Empowerment) Act, is contingent on the final publication of the Codes of Good Conduct. We expect that these codes will be published before the end of the financial year.

Sales of Appletiser continued to show strong growth both in South Africa and internationally with total volumes up 14%. Distell delivered growth in total volumes, revenue and profit.

## South Africa: Hotels and Gaming

| Financial summary | Sept 2006 US$m | Sept 2005 US$m | % |
|---|---|---|---|
| Group revenue (share of associates) | **167** | 154 | 9 |
| EBITA | **44** | 38 | 16 |
| EBITA margin (%) | **26.6** | 25.0 | |
| *Revenue per available room (Revpar) – US$* | ***58.46*** | *52.58* | *11* |

The group is a 49% shareholder in the Tsogo Sun group, which reported a strong first half result. Growth in the South African economy continued into the current financial year and positively influenced trading performance in both the Hotels and Gaming divisions. Good occupancy levels continue to be achieved by the Hotels division with strong growth in room rates, and the gaming industry has enjoyed further growth but at a slower pace than last year.

## Financial review

### Accounting policies
The accounting policies followed are the same as those published within the Annual Report and Accounts for the year ended 31 March 2006 amended for IFRIC Interpretation 4 'Determining whether an arrangement contains a lease' and an amendment to IAS 39 'Financial Guarantee Contracts'. The adoption of these new policies did not impact the company's financial results as reported. The Annual Report and Accounts for the year ended 31 March 2006 are available on the company's website, www.sabmiller.com. The balance sheet as at 31 March 2006 has been restated for further adjustments relating to initial accounting for business combinations, further details of which are provided in note 9.

### Segmental analysis
The group's operating results on a segmental basis are set out in the segmental analysis of operations, and the disclosures are in accordance with the basis on which the businesses are managed and according to the differing risk and reward profiles. SABMiller believes that the reported profit measures – before exceptional items and amortisation of intangible assets (excluding software), and including associates on a similar basis (i.e. before interest, tax and minority interests) – provide additional information on trends and allow for greater comparability between segments. Segmental performance is reported after the specific apportionment of attributable head office service costs.

This announcement includes segmental results and commentaries for Latin America, following our investment in Bavaria whose operations are located in South America. The reporting segment Latin America combines the group's South America operations with the previously reported geographical segment of Central America.

### Accounting for volumes
In the determination and disclosure of reported sales volumes, the group aggregates 100% of the volumes of all consolidated subsidiaries and its equity accounted associates, other than associates where the group exercises significant influence but primary responsibility for day to day management rests with others (such as Castel and Distell). In these latter cases, the financial results of operations are equity accounted in terms of IFRS but volumes are excluded. Contract brewing volumes are excluded from total volumes; however, revenue from contract brewing is included within revenue. Reported volumes exclude intra-group sales volumes.

### Organic, constant currency comparisons
The group discloses certain results on an organic, constant currency basis, to show the effects of acquisitions net of disposals and changes in exchange rates on the group's results. Organic results exclude the first 12 months' results of acquisitions and the last 12 months' results of disposals. Constant currency results have been determined by translating the local currency denominated results for the period ended 30 September 2006 at the exchange rates for the comparable period in the prior period.

### Acquisitions and disposals
On 3 July 2006 the group announced that it had entered into an agreement to acquire the Sparks and Steel Reserve brands from US contract brewing partner McKenzie River Corporation for a cash consideration of US$215 million. This transaction was subsequently completed on 11 August 2006.

On 4 August 2006 the group announced that it had entered into an agreement to acquire a 100% interest in the Foster's business and Foster's brand in India for a cash consideration of US$120 million. This transaction was subsequently completed on 12 September 2006.

On 10 August 2006 the group announced that it had entered into a joint venture with Coca-Cola Amatil (CCA) to import, market and distribute SABMiller's international premium brands in Australia. Under the terms of the agreement SABMiller and CCA will each hold a 50% interest in the joint venture, which will be known as Pacific Beverages Pty Ltd, and is expected to be operational by mid November 2006.

### Exceptional items
Items that are material either by size or incidence are classified as exceptional items. Further details on the treatment of these items can be found in note 3.

Exceptional charges of US$27 million reported during the period relate to integration costs, incurred by the Bavaria group of which US$24 million was incurred in the region and US$3 million in the corporate centre. In the prior comparable period there were no exceptional items.

### Borrowings and net debt
Gross debt, comprising borrowings of the group together with the fair value of derivative assets or liabilities held to manage interest rate and foreign currency risk of borrowings, has decreased to US$7,579 million from US$7,775 million at 31 March 2006 (as restated). Net debt comprising gross debt net of cash and cash equivalents and the loan participation deposit has decreased to US$6,732 million from US$7,107 million at 31 March 2006 (as restated). An analysis of net debt is provided in note 8. The group's gearing (presented as a ratio of debt/equity) has decreased to 49.0% from 52.3% at 31 March 2006 (as restated).

On 27 June 2006 SABMiller plc successfully raised US$1,750 million of new debt through the issue of a US$300 million 3 year Floating Rate Note at US LIBOR plus 30 basis points, a US$600 million 6.2% 5 year bond and a US$850 million 6.5% 10 year bond. The proceeds of these issuances were used to refinance amounts drawn under committed facilities related to the Bavaria transaction, including the subsequent purchase of minority interests and the restructuring of priority debt.

The average borrowing rate for the total debt portfolio at 30 September 2006 was 6.7% (2005: 5.6%), compared to 6.9% at 31 March 2006.

Further progress has been made in the restructuring of priority debt at the subsidiary company level to remove structural subordination of senior lenders to SABMiller plc. In particular, debt in the Bavaria group comprising US$500 million 144A bonds and US$150 million (equivalent Colombian pesos) related to a securitisation programme were repaid in May 2006 and in October 2006 respectively.

Since 30 September 2006 the group has diversified further its sources of financing by launching on 12 October 2006 a US$1,000 million commercial paper programme. This programme also increases the flexibility of the group's financing arrangements at a lower cost of debt.

**Finance costs**
Net finance costs increased to US$242 million, a 214% increase on the prior year's finance costs of US$77 million, reflecting the increase in net debt following the consolidation of the Bavaria group from October 2005 and subsequent acquisition of minority interests.

**Profit before tax**
Profit before tax of US$1,378 million was up 22% on prior year, reflecting the inclusion of South America and performance improvements across the businesses which more than offset a number of exceptional items (as described above).

**Taxation**
Our effective tax rate, of 35.7%, is marginally higher than the prior year period under review. It is higher than the prior year full-year rate, reflecting a different geographic mix of profits across the group.

**Earnings per share**
The group presents adjusted basic earnings per share to exclude the impact of the amortisation of intangible assets (excluding software) and other non-recurring items, which include post-tax exceptional items, in order to present a more meaningful comparison for the years shown in the consolidated financial statements. Adjusted basic earnings per share of 56.6 US cents are up 7% on the prior comparable period, reflecting the improved performance noted above. An analysis of earnings per share is shown in note 5 to the financial statements.

**Cash flow**
Net cash generated from operating activities before working capital movements (EBITDA) increased by 39%, to US$1,964 million, compared to the prior period. The ratio of EBITDA to revenue increased in the period to 21.0% (2005: 20.1%).

**Currencies: South African rand/Colombian peso**
During the period, the rand weakened by 25% against the US dollar and ended the period at R7.76 to the US dollar compared to R6.20 at 31 March 2006, while the weighted average rand/dollar rate weakened by 5% to R6.81 compared with R6.47 in the prior year. The peso has weakened by 4% against the US dollar ending the period at COP2,394 to the US dollar, compared to COP2,292 at 31 March 2006.

**Dividend**
The board has declared an interim dividend of 14.0 US cents per share. The dividend will be payable on 22 December 2006 to shareholders registered on the London and Johannesburg registers on 1 December 2006. The ex-dividend trading dates will be 29 November 2006 on the London Stock Exchange (LSE) and 27 November 2006 on the JSE Limited (JSE). As the group reports in US dollars, dividends are declared in US dollars. They are payable in South African rand to shareholders on the Johannesburg register, in US dollars to shareholders on the London register with a registered address in the United States (unless mandated otherwise), and in sterling to all remaining shareholders on the London register. Further details relating to dividends are provided in note 6.

The rate of exchange applicable on 16 November 2006 will be used for US dollar conversion into South African rand and the rate of exchange on 4 December 2006 will be used for US dollar conversion into sterling. Currency conversion announcements will be made on the LSE's Regulatory News Service and on the JSE's Stock Exchange News Service, indicating the rates of exchange to be applied.

From the close of business on 16 November 2006 until the close of business on 1 December 2006, no transfers between the London and Johannesburg registers will be permitted, and from the close of business on 24 November 2006 until the close of business on 1 December 2006, no shares may be dematerialised or rematerialised.

# Directors' responsibility for financial reporting

This statement, which should be read in conjunction with the independent review report of the auditors set out overleaf, is made to enable shareholders to distinguish the respective responsibilities of the directors and the auditors in relation to the consolidated interim financial information, set out on pages 11 to 24, which the directors confirm has been prepared on a going concern basis. The directors consider that the group has used appropriate accounting policies, consistently applied and supported by reasonable and appropriate judgements and estimates.

A copy of the interim report of the group is placed on the company's website. The directors are responsible for the maintenance and integrity of information on the company's website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of the financial statements may differ from legislation in other jurisdictions.

On behalf of the board

**EAG Mackay**
Chief Executive

**MI Wyman**
Chief Financial Officer

*8 November 2006*

# Independent review report to SABMiller plc

**Introduction**
We have been instructed by the company to review the financial information for the six months ended 30 September 2006 which comprises the consolidated interim balance sheet as at 30 September 2006, the related consolidated interim statements of income, cash flows and recognised income and expense for the six months then ended and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

**Directors' responsibilities**
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in note 1.

**Review work performed**
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

**Review conclusion**
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

PricewaterhouseCoopers LLP
Chartered Accountants

London, 8 November 2006

# Consolidated income statements

for the six months ended 30 September

| | Notes | **Six months ended 30/9/06 Unaudited US$m** | Six months ended 30/9/05 Unaudited US$m | Year ended 31/3/06 Audited US$m |
|---|---|---|---|---|
| **Revenue** | 2 | **9,344** | 7,051 | 15,307 |
| Net operating expenses | | **(7,829)** | (5,948) | (12,732) |
| **Operating profit** | 2 | **1,515** | 1,103 | 2,575 |
| Operating profit before exceptional items | | **1,542** | 1,103 | 2,590 |
| Exceptional items | 3 | **(27)** | – | (15) |
| **Net finance costs** | | **(242)** | (77) | (299) |
| Interest payable and similar charges | | **(388)** | (117) | (377) |
| Interest receivable | | **146** | 40 | 78 |
| Share of post-tax results of associates | | **105** | 100 | 177 |
| **Profit before taxation** | | **1,378** | 1,126 | 2,453 |
| Taxation | 4 | **(470)** | (377) | (779) |
| **Profit for the financial period** | | **908** | 749 | 1,674 |
| **Profit attributable to minority interests** | | **118** | 99 | 234 |
| **Profit attributable to equity shareholders** | | **790** | 650 | 1,440 |
| | | **908** | 749 | 1,674 |
| **Basic earnings per share** (US cents) | 5 | **52.9** | 51.3 | 105.0 |
| **Diluted earnings per share** (US cents) | 5 | **52.6** | 50.9 | 104.3 |

All operations are continuing.

# Consolidated balance sheets

| | Notes | **30/9/06 Unaudited US$m** | 30/9/05 Unaudited US$m | 31/3/06* Unaudited US$m |
|---|---|---|---|---|
| **Assets** | | | | |
| **Non-current assets** | | | | |
| Goodwill | | **12,678** | 7,415 | 12,814 |
| Intangible assets | | **3,741** | 150 | 3,596 |
| Property, plant and equipment | | **6,169** | 4,102 | 6,337 |
| Investments in associates | | **1,049** | 1,156 | 1,065 |
| Financial assets: | | | | |
| – Available for sale investments | | **42** | 59 | 43 |
| – Derivative financial instruments | | **72** | 14 | 3 |
| Trade and other receivables | | **95** | 58 | 86 |
| Deferred tax assets | | **359** | 164 | 274 |
| | | **24,205** | 13,118 | 24,218 |
| **Current assets** | | | | |
| Inventories | | **801** | 608 | 878 |
| Trade and other receivables | | **1,304** | 1,117 | 1,225 |
| Current tax assets | | **52** | 28 | 54 |
| Financial assets: | | | | |
| – Derivative financial instruments | | **66** | 8 | 4 |
| – *Loan participation deposit* | | **190** | – | 196 |
| Cash and cash equivalents | 8 | **657** | 1,142 | 472 |
| | | **3,070** | 2,903 | 2,829 |
| **Total assets** | | **27,275** | 16,021 | 27,047 |
| **Liabilities** | | | | |
| **Current liabilities** | | | | |
| Financial liabilities: | | | | |
| – Derivative financial instruments | | **(4)** | (7) | (3) |
| – Borrowings | | **(1,157)** | (1,154) | (1,950) |
| Trade and other payables | | **(2,493)** | (1,936) | (2,414) |
| Current tax liabilities | | **(354)** | (332) | (316) |
| Provisions | | **(205)** | (64) | (182) |
| | | **(4,213)** | (3,493) | (4,865) |
| **Non-current liabilities** | | | | |
| Financial liabilities: | | | | |
| – Derivative financial instruments | | **(136)** | (2) | (175) |
| – Borrowings | | **(6,326)** | (2,428) | (5,652) |
| Trade and other payables | | **(61)** | (48) | (86) |
| Deferred tax liabilities | | **(1,537)** | (188) | (1,437) |
| Provisions | | **(1,265)** | (931) | (1,247) |
| | | **(9,325)** | (3,597) | (8,597) |
| **Total liabilities** | | **(13,538)** | (7,090) | (13,462) |
| **Net assets** | | **13,737** | 8,931 | 13,585 |
| **Equity** | | | | |
| Total shareholders' equity | | **13,191** | 8,261 | 13,043 |
| Minority interests | | **546** | 670 | 542 |
| **Total equity** | | **13,737** | 8,931 | 13,585 |

* As restated (see note 9).

# Consolidated cash flow statements

for the six months ended 30 September

| | Notes | **Six months ended 30/9/06 Unaudited US$m** | Six months ended 30/9/05 Unaudited US$m | Year ended 31/3/06 Audited US$m |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Net cash generated from operations | 7 | **2,152** | 1,289 | 3,291 |
| Interest received | | **94** | 41 | 80 |
| Interest paid | | **(347)** | (123) | (401) |
| Interest element of finance lease payments | | **(1)** | – | - |
| Tax paid | | **(371)** | (394) | (869) |
| **Net cash from operating activities** | | **1,527** | 813 | 2,101 |
| **Cash flows from investing activities** | | | | |
| Purchase of property, plant and equipment | | **(462)** | (404) | (999) |
| Proceeds from sale of property, plant and equipment | | **25** | 21 | 48 |
| Purchase of intangible assets | | **(240)** | (15) | (33) |
| Purchase of investments | | **-** | (18) | (7) |
| Proceeds from sale of investments | | **1** | – | 5 |
| Acquisition of subsidiaries (net of cash acquired) | | **(145)** | (180) | (717) |
| Purchase of shares from minorities | | **(34)** | (6) | (2,048) |
| Purchase of shares in associates | | **(8)** | - | (1) |
| Repayment of funding by associates | | **-** | – | 122 |
| Dividends received from associates | | **73** | 38 | 71 |
| Dividends received from other investments | | **1** | 1 | 2 |
| **Net cash used in investing activities** | | **(789)** | (563) | (3,557) |
| **Cash flows from financing activities** | | | | |
| Proceeds from the issue of shares | | **24** | 18 | 30 |
| Purchase of own shares for share trusts | | **(8)** | (8) | (8) |
| Proceeds from borrowings | | **3,710** | 265 | 3,002 |
| Repayment of borrowings | | **(3,702)** | (356) | (900) |
| Capital element of finance lease payments | | **(9)** | (9) | (28) |
| Increase in loan participation deposit | | **-** | – | (196) |
| Dividends paid to shareholders of the parent | | **(473)** | (328) | (520) |
| Dividends paid to minority interests | | **(68)** | (63) | (167) |
| **Net cash (used)/generated in financing activities** | | **(526)** | (481) | 1,213 |
| Net cash from operating, investing and financing activities | | **212** | (231) | (243) |
| Effects of exchange rate changes | | **26** | 2 | 11 |
| **Net increase/(decrease) in cash and cash equivalents** | | **238** | (229) | (232) |
| Cash and cash equivalents at 1 April | | **398** | 630 | 630 |
| **Cash and cash equivalents at period end** | 8 | **636** | 401 | 398 |

# Consolidated statements of recognised income and expense

for the six months ended 30 September

| | **Six months ended 30/9/06 Unaudited US$m** | Six months ended 30/9/05 Unaudited US$m | Year ended 31/3/06 Audited US$m |
|---|---|---|---|
| Currency translation differences on foreign currency net investments | **(302)** | (227) | (128) |
| Actuarial gains on defined benefit plans | **–** | – | 42 |
| Tax on items taken directly to equity | **–** | – | (17) |
| Net investment hedges | **106** | 10 | (2) |
| **Net losses recognised directly in equity** | **(196)** | (217) | (105) |
| Profit for the period | **908** | 749 | 1,674 |
| **Total recognised income for the period** | **712** | 532 | 1,569 |
| – *attributable to equity shareholders* | **606** | 453 | 1,360 |
| – attributable to minority interests | **106** | 79 | 209 |

### 1. Basis of preparation

The financial information comprises the unaudited results of SABMiller plc for the six months ended 30 September 2006 and 30 September 2005, together with the audited results for the year ended 31 March 2006, restated for further adjustments relating to initial accounting for business combinations. Further details of these adjustments are provided in note 9. The financial information in this report is not audited and does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985 (as amended). The board of directors approved this financial information on 8 November 2006. The annual financial statements for the year ended 31 March 2006, which represent the statutory accounts for that year have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain a statement made under s237(2) or (3) of the Companies Act 1985.

The unaudited financial information in this interim announcement has been prepared in accordance with the Listing Rules of the Financial Services Authority (FSA) and on a basis consistent with the IFRS accounting policies set out in the group's Annual Report for the year ended 31 March 2006, except that IFRIC Interpretation 4 'Determining whether an arrangement contains a lease' and an amendment to IAS 39 'Financial guarantee contracts' have been implemented. There is no material effect of either change on the current or prior periods.

IAS 34 'Interim financial statements' may be applied if a company elects to apply it; it is not a mandatory Standard. The group has chosen not to adopt IAS 34, 'Interim financial statements', in preparing its 2006 interim financial statements and, therefore, this interim financial information is not in compliance with IFRS.

The subsidiary and associated undertakings in the group operate in the local currency of the country in which they are based. From a presentational perspective, the group regards these operations as being US dollar-based as the transactions of these entities are, insofar as is possible, evaluated in US dollars. In management accounting terms all companies report in US dollars. The directors of the company regard the US dollar as the presentational currency of the group, being the most representative currency of its operations. Therefore the consolidated interim financial statements are presented in US dollars.

### Accounting policies

These interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 March 2006 and the accounting policies laid down therein (which were published in June 2006). The financial statements are prepared under the historical cost convention, except for the revaluation to fair value of certain financial assets and liabilities.

## 2. Segmental information (unaudited)

### Revenue

The following table provides a reconciliation of group revenue (including share of associates' revenue) to segment revenue.

| Six months ended 30 September: | **Segment revenue 2006 US$m** | **Share of associates' revenue 2006 US$m** | **Group revenue 2006 US$m** | Segment revenue 2005 US$m | Share of associates' revenue 2005 US$m | Group revenue 2005 US$m |
|---|---|---|---|---|---|---|
| Latin America | **2,003** | **9** | **2,012** | 262 | – | 262 |
| Europe | **2,279** | **–** | **2,279** | 1,905 | – | 1,905 |
| North America | **2,632** | **–** | **2,632** | 2,651 | – | 2,651 |
| Africa and Asia | **681** | **675** | **1,356** | 545 | 520 | 1,065 |
| *South Africa:* | | | | | | |
| – Beverages | **1,749** | **201** | **1,950** | 1,688 | 176 | 1,864 |
| – Hotels and Gaming | **–** | **167** | **167** | – | 154 | 154 |
| South Africa: Total | **1,749** | **368** | **2,117** | 1,688 | 330 | 2,018 |
| | **9,344** | **1,052** | **10,396** | 7,051 | 850 | 7,901 |

| Year ended 31 March: | 2006 US$m | 2006 US$m | 2006 US$m |
|---|---|---|---|
| Latin America | 2,153 | 12 | 2,165 |
| Europe | 3,258 | – | 3,258 |
| North America | 4,912 | – | 4,912 |
| Africa and Asia | 1,203 | 1,018 | 2,221 |
| South Africa: | | | |
| – Beverages | 3,781 | 423 | 4,204 |
| – Hotels and Gaming | – | 321 | 321 |
| South Africa: Total | 3,781 | 744 | 4,525 |
| | 15,307 | 1,774 | 17,081 |

### Operating profit before exceptional items

The following table provides a reconciliation of operating profit (segment result) to operating profit before exceptional items.

| Six months ended 30 September: | **Operating profit 2006 US$m** | **Exceptional items 2006 US$m** | **Operating profit before exceptional items 2006 US$m** | Operating profit 2005 US$m | Exceptional items 2005 US$m | Operating profit before exceptional items 2005 US$m |
|---|---|---|---|---|---|---|
| Latin America | **311** | **24** | **335** | 32 | – | 32 |
| Europe | **484** | **–** | **484** | 379 | – | 379 |
| North America | **251** | **–** | **251** | 286 | – | 286 |
| Africa and Asia | **124** | **–** | **124** | 108 | – | 108 |
| *South Africa: Beverages* | **387** | **–** | **387** | 353 | – | 353 |
| Corporate | **(42)** | **3** | **(39)** | (55) | – | (55) |
| | **1,515** | **27** | **1,542** | 1,103 | – | 1,103 |

| Year ended 31 March: | 2006 US$m | 2006 US$m | 2006 US$m |
|---|---|---|---|
| Latin America | 376 | 11 | 387 |
| Europe | 567 | – | 567 |
| North America | 454 | – | 454 |
| Africa and Asia | 257 | – | 257 |
| South Africa: Beverages | 1,011 | – | 1,011 |
| Corporate | (90) | 4 | (86) |
| | 2,575 | 15 | 2,590 |

**2. Segmental information (unaudited)** continued

**EBITA**

The following table provides a reconciliation of operating profit before exceptional items to EBITA.

| Six months ended 30 September | **Operating profit before exceptional items 2006 US$m** | **Share of associates' operating profit before exceptional items 2006 US$m** | **Amortisation of intangible assets (excluding software) 2006 US$m** | **EBITA 2006 US$m** | Operating profit before exceptional items 2005 US$m | Share of associates' operating profit before exceptional items 2005 US$m | Amortisation of intangible assets (excluding software) 2005 US$m | EBITA 2005 US$m |
|---|---|---|---|---|---|---|---|---|
| Latin America | **335** | **–** | **52** | **387** | 32 | – | – | 32 |
| Europe | **484** | **–** | **1** | **485** | 379 | – | – | 379 |
| North America | **251** | **–** | **2** | **253** | 286 | – | – | 286 |
| Africa and Asia | **124** | **115** | **1** | **240** | 108 | 100 | 1 | 209 |
| South Africa: | | | | | | | | |
| – Beverages | **387** | **24** | **–** | **411** | 353 | 22 | – | 375 |
| – Hotels and Gaming | **–** | **44** | **–** | **44** | – | 38 | – | 38 |
| South Africa: Total | **387** | **68** | **–** | **455** | 353 | 60 | – | 413 |
| Corporate | **(39)** | **–** | **–** | **(39)** | (55) | – | – | (55) |
| Group | **1,542** | **183** | **56** | **1,781** | 1,103 | 160 | 1 | 1,264 |

| Year ended 31 March: | 2006 US$m | 2006 US$m | 2006 US$m | 2006 US$m |
|---|---|---|---|---|
| Latin America | 387 | – | 49 | 436 |
| Europe | 567 | – | 2 | 569 |
| North America | 454 | – | – | 454 |
| Africa and Asia | 257 | 164 | 1 | 422 |
| South Africa: | | | | |
| – Beverages | 1,011 | 51 | – | 1,062 |
| – Hotels and Gaming | – | 84 | – | 84 |
| South Africa: Total | 1,011 | 135 | – | 1,146 |
| Corporate | (86) | – | – | (86) |
| Group | 2,590 | 299 | 52 | 2,941 |

The group's share of associates' operating profit is reconciled to the share of post-tax results of associates in the income statement as follows:

| | **Six months ended 30/9/06 US$m** | Six months ended 30/9/05 US$m | Year ended 31/3/06 US$m |
|---|---|---|---|
| Share of associates' operating profit | **183** | 160 | 299 |
| Share of associates' net finance cost | **(6)** | (8) | (16) |
| Share of associates' tax | **(52)** | (38) | (81) |
| Share of associates' minority interests | **(20)** | (14) | (25) |
| | **105** | 100 | 177 |

Excise duties of US$1,887 million (2005: US$1,295 million) have been incurred during the six months as follows: Latin America US$497 million (2005: US$29 million); Europe US$442 million (2005: US$355 million); North America US$461 million (2005: US$477 million); Africa and Asia US$152 million (2005: US$112 million) and South Africa US$335 million (2005: US$322 million).

**2. Segmental information (unaudited)** continued

The following table provides a reconciliation of EBITDA (the net cash inflow from operating activities before working capital movements) before cash exceptional items to EBITDA after cash exceptional items. A reconciliation of group EBITDA after cash exceptional items can be found in note 7.

| Six months ended 30 September: | **EBITDA before cash exceptional items 2006 US$m** | **Exceptional items 2006 US$m** | **EBITDA 2006 US$m** | EBITDA before cash exceptional items 2005 US$m | Exceptional items 2005 US$m | EBITDA 2005 US$m |
|---|---|---|---|---|---|---|
| Latin America | **493** | **(17)** | **476** | 52 | – | 52 |
| Europe | **577** | **–** | **577** | 469 | – | 469 |
| North America | **325** | **–** | **325** | 359 | – | 359 |
| Africa and Asia | **159** | **–** | **159** | 137 | – | 137 |
| South Africa: Beverages | **458** | **–** | **458** | 440 | – | 440 |
| Corporate | **(28)** | **(3)** | **(31)** | (39) | – | (39) |
| | **1,984** | **(20)** | **1,964** | 1,418 | – | 1,418 |

| Year ended 31 March: | 2006 US$m | 2006 US$m | 2006 US$m |
|---|---|---|---|
| Latin America | 574 | (4) | 570 |
| Europe | 733 | – | 733 |
| North America | 591 | – | 591 |
| Africa and Asia | 321 | – | 321 |
| South Africa: Beverages | 1,205 | – | 1,205 |
| Corporate | (68) | (4) | (72) |
| | 3,356 | (8) | 3,348 |

**3. Exceptional items**

| | **Six months ended 30/9/06 Unaudited US$m** | Six months ended 30/9/05 Unaudited US$m | Year ended 31/3/06 Audited US$m |
|---|---|---|---|
| *Subsidiaries' exceptional items included in operating profit:* | | | |
| **Latin America** | | | |
| Bavaria integration and restructuring costs | **(24)** | – | (11) |
| **Corporate** | | | |
| Bavaria integration costs | **(3)** | – | (4) |
| **Exceptional items included in operating profit** | **(27)** | – | (15) |
| Taxation credit | **8** | – | 5 |
| Minority interests' share of the above items | **–** | – | – |

**2006**

*Latin America and Corporate*
Integration and restructuring costs associated with the consolidation of Bavaria of US$27 million were incurred during the period (six months ended 30/9/05: US$Nil million; year ended 31/3/06: US$15 million).

## 4. Taxation

| | **Six months ended 30/9/06 Unaudited US$m** | Six months ended 30/9/05 Unaudited US$m | Year ended 31/3/06 Audited US$m |
|---|---|---|---|
| Current taxation | **384** | 350 | 701 |
| – Charge for the period[1] | **377** | 357 | 717 |
| – Adjustments in respect of prior years | **7** | (7) | (16) |
| Withholding taxes and other taxes | **48** | 29 | 78 |
| Total current taxation | **432** | 379 | 779 |
| Deferred taxation | **38** | (2) | - |
| – Charge for the period[2] | **33** | (2) | 7 |
| – Adjustments in respect of prior years | **5** | 2 | (5) |
| – Rate change | **–** | (2) | (2) |
| Total taxation | **470** | 377 | 779 |
| Effective tax rate, before amortisation of intangibles (excluding software) and exceptional items (%) | **35.7** | 35.3 | 33.6 |

The effective tax rate is calculated including share of associates' operating profit before exceptional items and share of associates' tax before exceptional items. This calculation is on a basis consistent with that used in prior years and is also consistent with other group operating metrics.

[1] The current tax charge for the period includes a UK corporation tax charge of US$4 million (six months ended 30/9/05: charge of US$14 million; year ended 31/3/06: US$29 million charge).

[2] The deferred tax charge for the period includes a UK corporation tax charge of US$5 million (six months ended 30/9/05: charge of US$10 million; year ended 31/3/06: US$6 million charge).

### 5. Earnings per share

| | **Six months ended 30/9/06 Unaudited US cents** | Six months ended 30/9/05 Unaudited US cents | Year ended 31/3/06 Audited US cents |
|---|---|---|---|
| Basic earnings per share | **52.9** | 51.3 | 105.0 |
| Diluted earnings per share | **52.6** | 50.9 | 104.3 |
| Headline earnings per share | **55.4** | 52.7 | 108.3 |
| Adjusted basic earnings per share | **56.6** | 52.7 | 109.1 |
| Adjusted diluted earnings per share | **56.3** | 52.2 | 108.4 |

The weighted average number of shares was:

| | **30/9/06 Unaudited Millions of shares** | 30/9/05 Unaudited Millions of shares | 31/3/06 Audited Millions of shares |
|---|---|---|---|
| Ordinary shares | **1,498** | 1,270 | 1,376 |
| ESOP trust ordinary shares | **(4)** | (4) | (4) |
| **Basic shares** | **1,494** | 1,266 | 1,372 |
| Dilutive ordinary shares from share options | **9** | 11 | 9 |
| **Diluted shares** | **1,503** | 1,277 | 1,381 |

*Adjusted and headline earnings*

The group has also presented an adjusted basic earnings per share figure to exclude the impact of amortisation of intangible assets (excluding capitalised software) and other non-recurring items for the years shown in the consolidated financial statements. Adjusted earnings per share are based on adjusted headline earnings for each financial year and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share are calculated in accordance with the UK Society of Investment Professionals (UKSIP) formerly the Institute of Investment Management and Research Statement of Investment Practice No. 1 entitled 'The Definition of Headline Earnings'. The adjustments made to arrive at headline earnings and adjusted earnings are as follows:

| | **Six months ended 30/9/06 Unaudited US$m** | Six months ended 30/9/05 Unaudited US$m | Year ended 31/3/06 Audited US$m |
|---|---|---|---|
| Profit for the financial period attributable to equity holders of the parent | **790** | 650 | 1,440 |
| Early redemption penalty in respect of private placement notes | **–** | 13 | 13 |
| (Profit)/loss on derivatives on capital items[1] | **(1)** | 10 | 5 |
| Amortisation of intangible assets (excluding capitalised software) | **56** | 1 | 52 |
| Impairment of property, plant and equipment | **2** | – | 4 |
| Profit on sale of property, plant and equipment | **(6)** | (2) | (5) |
| Tax effects of the above items | **(17)** | (7) | (19) |
| Minority interest effects | **3** | 2 | (6) |
| **Headline earnings (basic)** | **827** | 667 | 1,484 |
| Integration/reorganisation costs (net of tax effects) | **19** | – | 13 |
| **Adjusted earnings** | **846** | 667 | 1,497 |

[1] This does not include all derivative movements but includes those in relation to capital items for which hedge accounting cannot be applied.

## 6. Dividends paid and proposed

Dividends paid are as follows:

| | **Six months ended 30/9/06 Unaudited US cents** | Six months ended 30/9/05 Unaudited US cents | Year ended 31/3/06 Audited US cents |
|---|---|---|---|
| Prior year final dividend paid per ordinary share | **31.0** | 26.0 | 26.0 |
| Current year interim dividend paid per ordinary share | **–** | – | 13.0 |

The interim dividend declared of 14.0 US cents per ordinary share is payable on 22 December 2006 to ordinary shareholders on the register as at 1 December 2006 and will absorb an estimated US$210 million of shareholders' funds.

## 7. Reconciliation of profit for the year to net cash generated from operations

| | **Six months ended 30/9/06 Unaudited US$m** | Six months ended 30/9/05 Unaudited US$m | Year ended 31/3/06 Audited US$m |
|---|---|---|---|
| Profit for the year | **908** | 749 | 1,674 |
| Taxation | **470** | 377 | 779 |
| Share of post-tax results of associates | **(105)** | (100) | (177) |
| Interest receivable | **(146)** | (40) | (78) |
| Interest payable and similar charges | **388** | 117 | 377 |
| Operating profit | **1,515** | 1,103 | 2,575 |
| Depreciation: | | | |
| – Property, plant and equipment | **270** | 204 | 444 |
| – Containers | **85** | 45 | 111 |
| Container breakages, shrinkage and write-offs | **11** | 11 | 77 |
| Profit on sale of property, plant and equipment | **(6)** | (2) | (5) |
| Impairment of property, plant and equipment | **2** | – | 4 |
| Amortisation of intangible assets | **81** | 22 | 105 |
| Net (gain)/loss from fair value hedges | **(8)** | 20 | 5 |
| Dividends received from other investments | **(1)** | (1) | (3) |
| Charge with respect to share options | **14** | 10 | 17 |
| Restructuring and integration costs (Latin America, Corporate) | **–** | – | 7 |
| Other non-cash movements | **1** | 6 | 11 |
| **Net cash generated from operations before working capital movements (EBITDA)** | **1,964** | 1,418 | 3,348 |
| Net inflow/(outflow) in working capital | **188** | (129) | (57) |
| **Net cash generated from operations** | **2,152** | 1,289 | 3,291 |

Cash generated from operations include cash flows relating to exceptional items of US$20 million in respect of South America integration and restructuring costs (year ended 31 March 2006: US$8 million in respect of South America integration and restructuring costs; six months ended 30 September 2005: US$Nil million).

## 8. Net debt

Net debt is analysed as follows:

| | **As at 30/9/06 Unaudited US$m** | As at 30/9/05 Unaudited US$m | As at 31/3/06* Unaudited US$m |
|---|---|---|---|
| Borrowings | **(7,260)** | (2,830) | (7,251) |
| Borrowings-related derivative financial instruments | **(96)** | 12 | (173) |
| Overdrafts | **(206)** | (741) | (324) |
| Finance leases | **(17)** | (11) | (27) |
| Gross debt | **(7,579)** | (3,570) | (7,775) |
| Loan participation deposit | **190** | – | 196 |
| Cash and cash equivalents (excluding overdrafts) | **657** | 1,142 | 472 |
| **Net debt** | **(6,732)** | (2,428) | (7,107) |

* As restated (see note 9).

Cash and cash equivalents on the Balance Sheet are reconciled to cash and cash equivalents on the Cash Flow as follows:

| | **As at 30/9/06 Unaudited US$m** | As at 30/9/05 Unaudited US$m | As at 31/3/06 Audited US$m |
|---|---|---|---|
| *Cash and cash equivalents (Balance Sheet)* | **657** | 1,142 | 472 |
| Overdrafts | **(206)** | (741) | (324) |
| Legal right of offset | **185** | – | 250 |
| Cash and cash equivalents (Cash Flow) | **636** | 401 | 398 |

### 9. Business combinations

The initial accounting under IFRS 3, 'Business Combinations', for the Bavaria transaction had not been completed as at 31 March 2006. During the six months ended 30 September 2006, adjustments to provisional fair values in respect of the Bavaria transaction have been made. As a result comparative information for the year ended 31 March 2006 has been presented in these interim financial statements as if the further adjustments to provisional fair values had been made from the transaction date of 12 October 2005. The impact on the prior period Income Statement has been reviewed and no material adjustments to the Income Statement as a result of the adjustments to provisional fair values are required. The following table reconciles the impact on the Balance Sheet reported for the year ended 31 March 2006 to the comparative Balance Sheet presented in this interim announcement.

**Balance Sheet**

| | At 31/3/06 Audited US$m | Adjustments to provisional fair values Unaudited US$m | **At 31/3/06 As restated Unaudited US$m** |
|---|---|---|---|
| **Assets** | | | |
| **Non-current assets** | | | |
| Goodwill | 12,539 | 275 | **12,814** |
| Intangible assets | 3,596 | – | **3,596** |
| Property, plant and equipment | 6,340 | (3) | **6,337** |
| Other non-current assets | 1,476 | (5) | **1,471** |
| | 23,951 | 267 | **24,218** |
| **Current assets** | | | |
| Inventories | 881 | (3) | **878** |
| Trade and other receivables | 1,218 | 7 | **1,225** |
| Other current assets | 726 | – | **726** |
| | 2,825 | 4 | **2,829** |
| **Total assets** | 26,776 | 271 | **27,047** |
| **Liabilities** | | | |
| **Current liabilities** | | | |
| Trade and other payables | (2,473) | 59 | **(2,414)** |
| Other current liabilities | (2,334) | (117) | **(2,451)** |
| | (4,807) | (58) | **(4,865)** |
| **Non-current liabilities** | | | |
| Trade and other payables | (63) | (23) | **(86)** |
| Provisions | (1,088) | (159) | **(1,247)** |
| Other non-current liabilities | (7,219) | (45) | **(7,264)** |
| | (8,370) | (227) | **(8,597)** |
| **Total liabilities** | (13,177) | (285) | **(13,462)** |
| **Net assets** | 13,599 | (14) | **13,585** |
| **Total equity** | 13,599 | (14) | **13,585** |

# Forward-looking statements

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of SABMiller plc (the 'company') or any other securities of the company in any jurisdiction or an inducement to enter into investment activity.

This announcement includes 'forward-looking statements'. These statements contain the words 'anticipate', 'believe', 'intend', 'estimate', 'expect' and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the company's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. These forward-looking statements speak only as at the date of this document. The company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

# Administration

**SABMiller plc**
(Registration No. 3528416)

**Company Secretary**
John Davidson

**Registered Office**
SABMiller House
Church Street West
Woking
Surrey, England
GU21 6HS
Telefax +44 1483 264103
Telephone +44 1483 264000

**Head Office**
One Stanhope Gate
London, England
W1K 1AF
Telefax +44 20 7659 0111
Telephone +44 20 7659 0100

**Internet address**
http://www.sabmiller.com

**Investor Relations**
investor.relations@sabmiller.com
Telephone +44 20 7659 0100

**Independent Auditors**
PricewaterhouseCoopers LLP
1 Embankment Place
London, England
WC2N 6RH
Telefax +44 20 7822 4652
Telephone +44 20 7583 5000

**Registrar (United Kingdom)**
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent, England
BR3 4TU
Telefax +44 20 8658 3430
Telephone +44 20 8639 2157 (outside UK)
Telephone 0870 162 3100 (from UK)

**Registrar (South Africa)**
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg
PO Box 61051
Marshalltown 2107
South Africa
Telefax +27 11 370 5487
Telephone +27 11 370 5000

**United States ADR Depositary**
The Bank of New York
ADR Department
101 Barclay Street
New York, NY 10286
United States of America
Telefax +1 212 815 3050
Telephone +1 212 815 2051
Internet: http://www.bankofny.com
Toll free +1 888 269 2377 (USA & Canada only)

SAB MILLER